

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group PLC
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ

>   Re: **The Royal Bank of Scotland Group PLC**
>   **Form 20-F**
>   **Filed April 27, 2010**
>   **File No. 001-10306**

Dear Mr. Van Saun:

We have reviewed your responses to our letter dated December 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. We note from your response that, notwithstanding your efforts to exit customer and trade finance exposure that is outside the boundaries of the Sanctions Policy Standards you describe, currently you hold some accounts for Iranian residents; you have trade exposure related to entities that are considered part of, or appear to be owned or controlled by, the Iranian government; and you engage in other transactions relating to Iran. Please discuss for us the applicability of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, and the corresponding Iranian Financial Sanctions Regulations recently promulgated by OFAC. Discuss how you expect these

provisions to impact your business. In this regard, discuss the extent to which you are a party to contracts with the U.S. government.

Asset Protection Scheme, page 127

2. We note your response to comments 5 and 7 in your letter dated December 16, 2010. Please tell us why the Asset Protection Scheme was structured as a single contract as compared to the transaction with The Royal Bank of Scotland N.V. which was structured using two separate contracts which results in asymmetrical accounting.

Financial Statements
Accounting Policies
20. Sale and Repurchase Transactions, page 210

3. We note your response to comment 9 in your letter dated December 16, 2010 in which you state that sale and repurchase agreements can qualify for derecognition under IAS 39 but that you do not generally enter into such agreements and they do not have a material effect on the Group's balance sheet. Please provide us the facts and circumstances related to these types of transactions you have entered into, or similar type transactions such as securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, quantify the amounts and provide us your accounting analysis that supports your treatment. Also confirm that you had no other sale and repurchase agreements in which you derecognized the assets.

Note 12. Financial Assets - Impairments, page 248

4. We note your response to comment 10 in your letter dated December 16, 2010.

    a. Please explain to us how as a result of restructuring a corporate loan the remaining debt outstanding no longer carries an impairment provision. For example, is a portion of the loan charged-off, is the impairment provision reversed, etc? If the provision is reversed, please tell us how you determine reversal is appropriate.

    b. Please revise your future filings to address the following:

        i. Discuss how you identify loans to be restructured;
        ii. Quantify the amount of restructured loans (by loan type) and aggregate the amounts in accrual and non-accrual status;
        iii. Disclose how you determine whether a renegotiated loan should be classified as accrual or non-accrual;
        iv. Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other

actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

v.   Discuss how restructured loans impact the timing of the recording of the provisions for impairment. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

You may contact David Irving at (202) 551-3321, or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael C. Volley
Staff Accountant